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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                         ------------------------------


                                 MK GOLD COMPANY
                                 ---------------
                                (Name of Issuer)


  COMMON STOCK, $.01 PER SHARE                               55305P100
  ----------------------------                               ---------
 (Title of class of securities)                            (CUSIP number)


                            STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
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      (Name, address and telephone number of person authorized to receive notices and communications)


                                 OCTOBER 8, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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h#z103.DOC

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 55305P100                                             13D                                            Page 2 of 4 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 Leucadia National Corporation
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  New York
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                        27,058,635
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                      None.
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                   27,058,635
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                 None.
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                            27,058,635
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        72.5%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------


           This constitutes Amendment No. 5 to the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of MK Gold Company (the "Company"). Unless otherwise indicated, all capitalized terms used herein have the same meanings ascribed to them in the Schedule 13D, as amended.

Item 3.    Source and Amount of Funds or Other Consideration.

           The information set forth in response to Item 4 is incorporated herein by reference.

Item 4.    Purpose of the Transaction.

           On October 5, 1999, Leucadia and the Company received notice of early termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

           On October 8, 1999, Leucadia purchased the Shares and delivered the Promissory Note to the Company under the Stock Purchase Agreement.

           Except as described above, Leucadia has no plans or intentions which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

           (a) As of the date of this Amendment No. 5, Leucadia owns 27,058,635 shares of Common Stock, representing approximately 72.5% of the outstanding Common Stock of the Company.

           (b) As of the date of this Amendment No. 5, Leucadia has sole voting and dispositive powers with respect to 27,058,635 shares of Common Stock.

           (c) The information contained in Item 4 of this Schedule 13D concerning the purchase of the Shares entered into by Leucadia is incorporated herein by reference.

           (d) Not applicable.

           (e) Not Applicable.

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: October 13, 1999

                                         LEUCADIA NATIONAL CORPORATION

                                         By: /s/  Barbara L. Lowenthal
                                             -----------------------------------
                                             Name: Barbara L. Lowenthal
                                             Title: Vice President










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